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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:
21779				7-31-2016
811-
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
John Hancock Funds II
4. Address of principal executive office (number, street, city, state, zip code):
601 Congress Street Boston, MA 02210

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

2

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of  1940

We, as members of management of the portfolios listed in Appendix A, each a portfolio of John Hancock Funds II, (individually, the "Portfolio"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolio's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2016, and from May 31, 2016 through July 31, 2016.

Based on this evaluation, we assert that the Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2016 and from May 31, 2016 through July 31, 2016, with respect to securities reflected in the investment account of the Portfolios.

By:	/s/ Salvatore Schiavone
Salvatore Schiavone

Treasurer
Title

9-20-2016
Date

Appendix A

John Hancock Funds II

John Hancock Funds II Lifestyle II Aggressive Portfolio
John Hancock Funds II Lifestyle II Balanced Portfolio
John Hancock Funds II Lifestyle II Conservative Portfolio
John Hancock Funds II Lifestyle II Growth Portfolio
John Hancock Funds II Lifestyle II Moderate Portfolio

John Hancock Funds II Retirement Living through 2010 Portfolio
John Hancock Funds II Retirement Living through 2015 Portfolio
John Hancock Funds II Retirement Living through 2020 Portfolio
John Hancock Funds II Retirement Living through 2025 Portfolio
John Hancock Funds II Retirement Living through 2030 Portfolio
John Hancock Funds II Retirement Living through 2035 Portfolio
John Hancock Funds II Retirement Living through 2040 Portfolio
John Hancock Funds II Retirement Living through 2045 Portfolio
John Hancock Funds II Retirement Living through 2050 Portfolio
John Hancock Funds II Retirement Living through 2055 Portfolio
John Hancock Funds II Retirement Living through 2060 Portfolio

John Hancock Funds II Retirement Living through II 2010 Portfolio
John Hancock Funds II Retirement Living through II 2015 Portfolio
John Hancock Funds II Retirement Living through II 2020 Portfolio
John Hancock Funds II Retirement Living through II 2025 Portfolio
John Hancock Funds II Retirement Living through II 2030 Portfolio
John Hancock Funds II Retirement Living through II 2035 Portfolio
John Hancock Funds II Retirement Living through II 2040 Portfolio
John Hancock Funds II Retirement Living through II 2045 Portfolio
John Hancock Funds II Retirement Living through II 2050 Portfolio
John Hancock Funds II Retirement Living through II 2055 Portfolio
John Hancock Funds II Retirement Living through II 2060 Portfolio

John Hancock Funds II Retirement Choices at 2015 Portfolio
John Hancock Funds II Retirement Choices at 2020 Portfolio
John Hancock Funds II Retirement Choices at 2025 Portfolio
John Hancock Funds II Retirement Choices at 2030 Portfolio
John Hancock Funds II Retirement Choices at 2035 Portfolio
John Hancock Funds II Retirement Choices at 2040 Portfolio
John Hancock Funds II Retirement Choices at 2045 Portfolio
John Hancock Funds II Retirement Choices at 2050 Portfolio
John Hancock Funds II Retirement Choices at 2055 Portfolio
John Hancock Funds II Retirement Choices at 2060 Portfolio

John Hancock Funds II Income Allocation Fund

John Hancock Funds II Alternative Asset Allocation

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
John Hancock Funds II

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Lifestyle II Aggressive Portfolio, Lifestyle II Balanced Portfolio, Lifestyle II Conservative Portfolio, Lifestyle II Growth Portfolio, Lifestyle II Moderate Portfolio, Alternative Asset Allocation Fund, Retirement Living through 2010 Portfolio, Retirement Living through 2015 Portfolio, Retirement Living through 2020 Portfolio, Retirement Living through 2025 Portfolio, Retirement Living through 2030 Portfolio, Retirement Living through 2035 Portfolio, Retirement Living through 2040 Portfolio, Retirement Living through 2045 Portfolio, Retirement Living through 2050 Portfolio, Retirement Living through 2055 Portfolio, Retirement Living through 2060 Portfolio, Retirement Living through II 2010 Portfolio, Retirement Living through II 2015 Portfolio, Retirement Living through II 2020 Portfolio, Retirement Living through II 2025 Portfolio, Retirement Living through II 2030 Portfolio, Retirement Living through II 2035 Portfolio, Retirement Living through II 2040 Portfolio, Retirement Living through II 2045 Portfolio, Retirement Living through II 2050 Portfolio, Retirement Living through II 2055 Portfolio, Retirement Living through II 2060 Portfolio, Retirement Choices at 2015 Portfolio, Retirement Choices at 2020 Portfolio, Retirement Choices at 2025 Portfolio, Retirement Choices at 2030 Portfolio, Retirement Choices at 2035 Portfolio, Retirement Choices at 2040 Portfolio, Retirement Choices at 2045 Portfolio, Retirement Choices at 2050 Portfolio, Retirement Choices at 2055 Portfolio, Retirement Choices at 2060 Portfolio, and Income Allocation Fund, each a portfolio of John Hancock Funds II, (individually, the “Portfolio”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of July 29, 2016. Management is responsible for each Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about each Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 29, 2016, and with respect to agreement of security purchases and sales, for the period from May 31, 2016 (the date of our last examination) through July 29, 2016:

-

Confirmation of the number of shares of beneficial interest of the underlying funds owned by each Portfolio and held by John Hancock Life Insurance Company, USA, a transfer agent that uses the book entry method of accounting for shares; and

-	Reconciliation of all such shares of beneficial interest to the books and records of each Portfolio and John Hancock Life Insurance Company, USA.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with specified requirements.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Boston, MA 02210 T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

In our opinion, management's assertion that Lifestyle II Aggressive Portfolio, Lifestyle II Balanced Portfolio, Lifestyle II Conservative Portfolio, Lifestyle II Growth Portfolio, Lifestyle II Moderate Portfolio, Alternative Asset Allocation Fund, Retirement Living through 2010 Portfolio, Retirement Living through 2015 Portfolio, Retirement Living through 2020 Portfolio, Retirement Living through 2025 Portfolio, Retirement Living through 2030 Portfolio, Retirement Living through 2035 Portfolio, Retirement Living through 2040 Portfolio, Retirement Living through 2045 Portfolio, Retirement Living through 2050 Portfolio, Retirement Living through 2055 Portfolio, Retirement Living through 2060 Portfolio, Retirement Living through II 2010 Portfolio, Retirement Living through II 2015 Portfolio, Retirement Living through II 2020 Portfolio, Retirement Living through II 2025 Portfolio, Retirement Living through II 2030 Portfolio, Retirement Living through II 2035 Portfolio, Retirement Living through II 2040 Portfolio, Retirement Living through II 2045 Portfolio, Retirement Living through II 2050 Portfolio, Retirement Living through II 2055 Portfolio, Retirement Living through II 2060 Portfolio, Retirement Choices at 2015 Portfolio, Retirement Choices at 2020 Portfolio, Retirement Choices at 2025 Portfolio, Retirement Choices at 2030 Portfolio, Retirement Choices at 2035 Portfolio, Retirement Choices at 2040 Portfolio, Retirement Choices at 2045 Portfolio, Retirement Choices at 2050 Portfolio, Retirement Choices at 2055 Portfolio, Retirement Choices at 2060 Portfolio, and Income Allocation Fund, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 29, 2016 with respect to securities reflected in the investment accounts of each Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of each Portfolio and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

September 20, 2016
/s/ PricewaterhouseCoopers LLP